Exhibit A

Palmetto Real Estate Trust
45 Liberty Lane
Greenville, South Carolina 29607

April 20, 2006

To:           Owners of Shares of Beneficial Interest in Palmetto Real Estate Trust
From:      Palmetto Real Estate Trust

Subject:	Tender Offer by MPF NY-2005, LLC, MPF Flagship Fund 10, LLC, MPF Income Fund 23, LLC, MPF Dewaay
Fund 3, LLC (collectively, "MacKenzie" or the "Purchasers")

On April 7, 2006, MacKenzie filed a Schedule TO with the Securities and Exchange Commission regarding a tender offer to purchase up to 172,961, or approximately 9.77%, of the outstanding shares of beneficial interest (the “Shares”) in Palmetto Real Estate Trust (“Palmetto”) at a purchase price equal to $3.50 per Share less the amount of any dividends declared or made with respect to the Shares between April 7, 2006 and May 22, 2006, or such other date to which the offer may be extended (the “MacKenzie Offer”). By the terms of the MacKenzie Offer, the $0.09 per Share quarterly dividend for the first quarter of 2006 that has been declared and is payable to the shareholders of record as of April 28, 2006, which will be distributed to shareholders on or about May 15, 2006, will reduce the purchase price from $3.50 per Share to $3.41 per Share.

Palmetto recommends that shareholders REJECT the MacKenzie Offer and
NOT tender their Shares to MacKenzie.

In reaching the decision to recommend that shareholders reject the MacKenzie Offer, the Board of Trustees of Palmetto gave careful consideration to a number of factors, including, without limitation:

        •         MacKenzie’s statements in its Offer to Purchase that: “In establishing the purchase price of $3.50 per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchasers’ objectives” and “the Purchasers have estimated, solely for the purposes of determining an acceptable Offer price, that the Trust could have an estimated liquidation value of approximately $5.40 per Share”; and

        •        a strategic valuation report provided to Palmetto by Watermark Advisors LLC, an investment banking firm, concluded that as of December 31, 2005, if a purchaser acquired all of the outstanding Shares, the low end of the range of the fair market value would have been $5.26 per Share.

In addition, you should be aware that Palmetto anticipates filing a proxy statement and Schedule 13E-3 with the SEC in the next quarter to seek to effectuate a going private transaction. We currently anticipate that only holders of less than 1,000 Shares would receive cash for their Shares in connection with a going private transaction and that other shareholders would continue to hold their ownership interest in Palmetto.

The enclosed Schedule 14D-9 describes our recommendation to reject the MacKenzie Offer and contains other important information. We urge you to read it carefully in its entirety before making your investment decision. Although Palmetto recommends that you reject the MacKenzie Offer, in making your decision regarding whether to tender your Shares to MacKenzie, you should consider, in addition to the matters described in the enclosed Schedule 14D-9, your individual investment objectives, your financial circumstances, your risk tolerance and need for liquidity, and your own tax position and tax consequences and you should consult with your individual financial, legal and tax advisors.